EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months
	Ended
	September 30,
	2010	2009
	(Dollars in Millions)

Net income (loss) attributable to Tenneco Inc.	$57	$(90)
Add:
Interest expense	100	101
Portion of rentals representative of the interest factor	11	11
Income tax expense and other taxes on income	45	18
Noncontrolling interests	17	10
Amortization of interest capitalized	3	3
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	1

Earnings as defined	$233	$54

Interest expense	$100	$101
Interest capitalized	3	3
Portion of rentals representative of the interest factor	11	11

Fixed charges as defined	$114	$115

Ratio of earnings to fixed charges	2.04	0.47

NOTE:	Earnings were inadequate to cover fixed charges by $61 million for the nine months ended September 30, 2009.